UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Aavrani, Inc.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> December 12, 2017

Physical address of issuer
139 Fulton Street, New York, NY, 10038, US

Website of issuer
http://aavrani.com

Current number of employees
6

	2020 fiscal year-end	2019 fiscal year-end
Total Assets	$616,271	$273,769
Cash & Cash Equivalents	$288,910	$207,623
Accounts Receivable	$0.00	$0.00
Short-term Debt	$86,696	$0.00
Long-term Debt	$1,419,433	$0.00
Revenues/Sales	$964,164	$237,056
Cost of Goods Sold	$162,828	$36,661
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$(293,176)	$(578,602)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I Rooshy Roychoudhury certify that the attached financial statements of Aavrani, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Rooshy Roychoudhury
(Signature)

Rooshy Roychoudhury
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rooshy Roychoudhury
(Signature)

Rooshy Roychoudhury
(Name)

CEO, Director
(Title)

October 13, 2021
(Date)

/s/ Justin Silver
(Signature)

Justin Silver
(Name)

CFO, Director
(Title)

October 13, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

October 13, 2021

Aavrani, Inc.



The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR. This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Aavrani is a Delaware corporation incorporated on December 12, 2017.

The Company is located at 139 Fulton Street, New York, NY, 10038, US .

The Company's website is http://aavrani.com .

The Company conducts business in New York and sells products through the internet throughout the United States and internationally.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/aavrani and is attached as Exhibit C to the Form C-AR of which this Offering Memorandum forms a part.

Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a limited operating history, accordingly, it faces risks associated with being a new company.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If The Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, our continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
The Company depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or two subcontractors or suppliers for a particular component. The Company's products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet the Company's requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to the Company adversely affecting its business and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide it a significant competitive advantage. In addition, the steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of Company's intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations. The Company also relies on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect

Company's trade secrets and other proprietary rights and will not be breached, that Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to Company's trade secrets or other proprietary rights. As the Company expands its business, protecting its intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter its competitors from using its proprietary information. In order to protect or enforce its patent rights, Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against Company with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which Company operates is still evolving and consequently, intellectual property positions in the technology industry are generally uncertain. Company cannot assure that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. Company has no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company sells advanced products; accordingly, it needs to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in its intensely competitive industry, Company must continually improve, refresh and expand its product offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which Company must introduce and implement new technology. This requires a high level of innovation by the Company's software developers and the suppliers of the third-party software components included in its systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires Company to accurately anticipate customer needs and technology trends. Company must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or its business operations may be adversely affected. The Company must also anticipate and respond to customer demands regarding the compatibility of its current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Company's future results may be affected if its products cannot effectively interface and perform well with software products of other companies and with Company customers' existing IT infrastructures, or if Company is unsuccessful in its efforts to enter into agreements allowing integration of third-party technology with its database and software platforms. Company's efforts to develop the interoperability of its products may require significant investments of capital and employee resources. In addition, many of Company's principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide it

with access to their products, technical information and marketing and sales support. As a result of these and other factors, Company's ability to introduce new or improved solutions could be adversely impacted and its business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack Company products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the network security and misappropriate or compromise Company's confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of Company information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Changes in government regulation could adversely impact the business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC or Congress may attempt to change the classification of or change the way that Company online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of Company competitors. Company expects that court actions and regulatory proceedings will continue to refine its rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the business.

Company may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, it may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and new products or services may not be achieved, and price and profitability targets may not prove feasible. Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the business, financial condition or results of operations may be adversely affected.

The Company is subject to the risk of substantial environmental liability and limitations on operations due to environmental laws and regulations.
The Company is subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of the business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than anticipated. Company may be

subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require Company to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on the business, financial condition or results of operations.

Damage to Company's reputation could negatively impact the business, financial condition and results of operations.
Company reputation and quality brand are critical to success in existing markets, and will be critical to Company's success as it enters new markets. Any incident that erodes consumer loyalty for Company's brand could significantly reduce its value and damage business. Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to Company's interests or may be inaccurate, each of which may harm Company performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording Company an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with Company electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the business.
Company's business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that Company maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that customer and employee data is critical to Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of Company's information technology systems or those of its service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of information technology systems could result in fines, legal claims or proceedings.

Company business is subject to seasonal fluctuations.
Company business is subject to seasonal fluctuations in that its sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, the financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

BUSINESS

Description of the Business
Aavrani is a digitally native, Indian-inspired skincare company that leverages the power of ancient self-care rituals that improve the look and feel of skin.

Business Plan
Currently, our business model is direct to customer. However, as we continue to grow, we recognize the importance of retail distribution. In the short term, we will focus on continuing to deeply understand our customer, her journey, her needs, and raising brand awareness. As we look to 2021, we are exploring retail

partnerships with Sephora/Ulta which would be an excellent way to grow the brand and expand beyond our initial customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Glow Activating Exfoliator	turmeric mask	Direct to consumer market, women in the US
Balance Restoring Serum	Gentle toner without any alcohol	Direct to consumer market, women in the US
Softening Hydra-Whip	Moisturizing cream using coconut oil and rosehip seed	Direct to consumer market, women in the US
Eye Rejuvenating Elixir	Under eye cream that is light enough to wear all day with almond oil	Direct to consumer market, women in the US

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors like Estee Lauder and L'Oreal as well as smaller independent skincare companies like Drunk Elephant. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Direct to consumer market, women in the US

Supply Chain
We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property
The company has 3 trademarks. All formulations are trade secrets owned by the company.

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
5837968	Glow and Conquer	Standard Character Mark	9/19/2018	8/20/2019
88012488		Standard Character Mark	12/11/2018	2/26/2019
87736079	Aavrani	Standard Character Mark	12/27/2017	11/13/2018

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently aware of any litigation against it.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Justin Silver	Co-Founder, COO, Director	Internal strategy, finance, operations, HR, legal. 2017 – Present	Wharton MBA, - 2019 NYU Stern Undergrad - 2012
Rooshy Roychoudhury	Co-Founder, CEO, Director	Brand strategy, product creation, social media	Wharton MBA, - 2019 Indiana University Undergrad - 2011

Biographical Information

Rooshy Roy

Rooshy Roy is the Co-Founder and CEO of AAVRANI (2017- present) with prior history in private equity and investment banking. Rooshy received her MBA from The Wharton School at the University of Pennsylvania in 2019.

Justin Silver

Justin Silver is the Co-Founder and COO of AAVRANI (2017- present) with a prior history in consumer investing and investment banking. He received his MBA from The Wharton School at the University of Pennsylvania in 2019.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs six employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional common stock which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.82%

Type	Class B Non-Voting Common Stock
Amount Outstanding	0
Par Value Per Share	$0.0001
Voting Rights	0 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional common stock which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	325,571
Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Anti-Dilution Rights	None
Other Rights	The holders of Preferred stock have a dividend preference over the holders of Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional preferred stock which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.00%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	3,498,268
Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Anti-Dilution Rights	None
Other Rights	The holders of Preferred stock have a dividend preference over the holders of Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional preferred stock which may dilute the Securities
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.28%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options to acquire Class B Non-Voting Stock
Amount Outstanding	794,505
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Options have an exercise price of $0.6777 per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Options, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.84%

Type	Republic Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$428,744
Voting Rights	None
Anti-Dilution Rights	Shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; Shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.
Material Terms	The SAFEs had a $10,000,000 Valuation Cap with a 10% discount rate
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional SAFEs, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.62%

Type	Convertible Notes
Face Value	$984,433
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Notes have an interest rate of 5% and 20% discount rate. The notes are convertible into Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Notes, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.45%*

***Calculated based on the Valuation Cap of this Offering

Debt
The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by Justin Silver and Rooshy Roychoudhury.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Justin Silver	5,000,000 Shares of Class A Voting Common Stock	34.2%
Rooshy Roychoudhury	5,000,000 Shares of Class A Voting Common Stock	34.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of SAFE (Simple Agreement for Future Equity)	$428,744	428,744	General Operations	December 23, 2019	Regulation CF
Series Seed-2 Preferred Stock	$230,000	328,571	General Operations	May 20, 2018	Section 4(a)(2)
Convertible Notes	$984,433	26 Convertible Notes	General Operations	December 8, 2020	Section 4(a)(2)

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Correction
In a prior filling, Justin Silver's prior role at Tatcha was misstated as investor/operator when in fact he was an investor only.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C-AR ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C-AR, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials



Aavrani, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Aavrani, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 31, 2021

Vincenzo Mongio

Aavrani Inc.
Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	288,910	207,387
Inventory	327,361	74,191
Total Current Assets	616,271	281,578
Non-current Assets		
Total Non-Current Assets	-	-
TOTAL ASSETS	616,271	281,578
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	86,696	25,796
Other Liabilities	-	351
Total Current Liabilities	86,696	26,147
Long-term Liabilities		
Future Equity Obligations - SAFE Notes	435,000	435,000
Convertible Notes Payable	984,433	417,113
Total Long-Term Liabilities	1,419,433	852,113
TOTAL LIABILITIES	1,506,129	878,260
EQUITY		
Common Stock	1,000	1,000
Preferred Stock	33	33
Additional Paid in Capital	132,697	132,697
Accumulated Deficit	(1,023,588)	(730,412)
Total Equity	(889,858)	(596,682)
TOTAL LIABILITIES AND EQUITY	616,271	281,578

Aavrani Inc.
Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	964,164	197,410
Cost of Good Sold	162,828	36,661
Gross Profit	801,336	160,749
Operating Expenses		
Officer Compensation	217,846	28,846
Salaries and wages	382,106	46,635
Advertising	191,390	354,669
Shipping	108,416	31,249
Rent	45,459	24,111
Taxes and Licenses	49,698	7,435
Depreciation	-	45,182
General and Administrative	38,697	59,238
Non-recurring Design and Production Costs	-	189,774
Total Operating Expenses	1,033,612	787,139
Operating Income (loss)	(232,276)	(626,390)
Total Other Income	-	-
Other Expense		
Interest Expense	60,900	25,796
Total Other Expense	60,900	25,796
Net Income (loss)	(293,176)	(652,186)

Aavrani Inc.
Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(293,176)	(652,186)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	45,182
Inventory	(253,170)	(63,621)
Other Current Liabilities	(351)	351
Accrued Interest	60,900	25,796
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(192,621)	7,708
Net Cash provided by (used in) Operating Activities	(485,797)	(644,478)
INVESTING ACTIVITIES		
Equipment		
Fixed Assets	-	(45,022)
Net Cash provided by (used by) Investing Activities	-	(45,022)
FINANCING ACTIVITIES		
Investor Loan Proceeds	567,320	1,018,000
SAFE Note Proceeds	-	435,000
Net Cash provided by (used in) Financing Activities	567,320	1,453,000
Cash at the beginning of period	207,387	(556,113)
Net Cash increase (decrease) for period	81,523	763,500
Cash at end of period	288,910	207,387

Aavrani Inc.
Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/19	10,000,000	1,000	328,571	33	132,697	(78,226)	55,504
Net Income (Loss)	-	-	-	-	-	(652,186)	(652,186)
Ending Balance 12/31/2019	10,000,000	1,000	328,571	33	132,697	(730,412)	(596,682)
Net Income (Loss)	-	-	-	-	-	(293,176)	(293,176)
Ending Balance 12/31/2020	10,000,000	1,000	328,571	33	132,697	(1,023,588)	(889,858)

Aavrani, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Aavrani, Inc ("the Company") was formed in Delaware on December 12th, 2017. The Company plans to earn revenue selling beauty and skincare products online via their own website and other online retailers. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Printing Equipment	1	37,146	37,146	-	-
Cutting Equipment	1	8,036	8,036	-	-
Cutting Equipment 2	1	160	160	-	-
Grand Total	**-**	**45,342**	**45,342**	**-**	**-**

Inventory

Inventory consists primarily of finished goods and is recorded at the lower of cost or net realizable value.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued)

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or com mitt ed to be issued is u sed to measure the transact ion, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for $435,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a discount ranging from 0% to 20%. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranging from unlimited to $10M.

NOTE 5 – DEBT (CONTINUED)

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2021. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	984,433
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 13,000,000 of common shares with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of 2019 and 2020.

The Company has authorized 1,500,000 of preferred shares with a par value of $0.0001 per share. 328,571 shares were issued and outstanding as of 2019 and 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

No dividends are associated with preferred shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 31, 2021, the date these financial statements were available to be issued. The Company raised an additional $2.1M in Convertible notes with terms similar to that mentioned in Note 5

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.